Deutsche Bank Aktiengesellschaft

           May 29, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549-010

Re:	Deutsche Bank AG Registration Statement on Form F-4 (File No. 333-224595)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Deutsche Bank AG (the “Registrant”) hereby requests acceleration of the effective date of the Registrant’s registration statement on Form F-4 (Registration Number 333-224595) initially filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2018, as thereafter amended (the “Registration Statement”), so that it will become effective at 12:00 P.M. Eastern Daylight Time on May 30, 2018, or as soon thereafter as practicable.

If you have any questions on this matter, please call Joseph C. Kopec at (212) 250-1306.

Very truly yours,

Deutsche Bank AG

By:/s/ Joseph C. Kopec

Name: Joseph C. Kopec

Title:	Managing Director and Senior Counsel

By:/s/ Sean Rahavy

Name: Sean Rahavy

Title:	Vice President

cc: Ward A. Greenberg, Esq.